Exhibit 99.1

Ability INC.

No. at the Registrar: 303448

To: Israel Securities Authority	To: The Tel Aviv Stock Exchange Ltd	T049 (Public)	Transmitted by MAGNA: May 12, 2022 Ref. 2022-01-057787:
www.isa.gov.il	www.tase.co.il

Immediate Report on the Results of a General Meeting

Regulation 36D of the Securities Regulations (Immediate and Periodic Reports) 5730-1970

Regulation 13 of the Securities Regulations (Transaction between a Company and its Controlling Shareholder) 5761-2001

Regulation 22 of the Securities Regulations (Private Offering of Securities in a Listed Company) 5760-2000

Note: This form is used for reporting any type of meetings.

Clarification: This form must be completed for all types of securities for which a notice of meeting has been issued (T-460)

1. Identification no. of the meeting: 2022-01-050953

Number of the security listed on the Stock Exchange entitling its holder to participate in the meeting: 1137256

Name of the entitling security on the Stock Exchange: ABIL

2. At a meeting convened on May 12, 2022, the convening of which was published in a form with the reference number 2022-01-050953, and the issues on which agenda and resolutions discussed therein were:

Note: The issues should be filled in as they appear on the latest Form T-460 issued in connection with the said meeting.

Serial no.	The issue
1	Discussion of our financial statements for the year ended December 31, 2020

Summary of the issue: Discussion of our financial statements for the year ended December 31, 2020.

Summary of the proposed resolution: Presentation of our financial statements for the year ended December 31, 2020.

The meeting has resolved: For discussion only

The necessary majority for approval:

Classification of the resolution under sections of the Companies Law (excluding sections 275 and 320(f) of the Companies Law):

Transaction between the Company and its controlling shareholder under Sections 275 and 320(f) of the Companies Law: No

Transaction type / Vote issue: ________________

Serial no.	The issue
2	Re-appointment of Mr. Anatoly Hurgin as a director of the company (Chairman of the board of directors) until the end of the next Annual General Meeting

Summary of the issue:  Re-appointment of Mr. Anatoly Hurgin as a director of the company (Chairman of the board of directors) until the end of the next Annual General Meeting.

Summary of the proposed resolution: To approve the reappointment of Mr. Anatoly Hurgin as a director of the Company for an Additional Term in Office.

The meeting has resolved: Approved

The necessary majority for approval: Regular majority

Classification of the resolution under sections of the Companies Law (excluding sections 275 and 320(f) of the Companies Law): Appointment or dismissal of a director under Sections 59 and 230 of the Companies Law

Transaction between the Company and its controlling shareholder under Sections 275 and 320(f) of the Companies Law: No

Transaction type / Vote issue: ________________

Serial no.	The issue
3	Re-appointment of Mr. Alexander Aurovsky as a director of the company until the end of the next Annual General Meeting.

Summary of the issue: Re-appointment of Mr. Alexander Aurovsky as a director of the company until the end of the next Annual General Meeting.

Summary of the proposed resolution: To approve the reappointment of Mr. Alexander Aurovsky as a director of the Company for an Additional Term in Office.

The meeting has resolved: Approved

The necessary majority for approval: Regular majority

Classification of the resolution under sections of the Companies Law (excluding sections 275 and 320(f) of the Companies Law): Appointment or dismissal of a director under Sections 59 and 230 of the Companies Law

Transaction between the Company and its controlling shareholder under Sections 275 and 320(f) of the Companies Law: No

Transaction type / Vote issue: ________________

Serial no.	The issue
4	Re-appointment of Mr. Joseph Tenne as a director of the company until the end of the next Annual General Meeting.

Summary of the issue: Re-appointment of Mr. Joseph Tenne as a director of the company until the end of the next Annual General Meeting.

Summary of the proposed resolution: To approve the reappointment of Mr. Joseph Tenne as a director of the Company for an Additional Term in Office.

The meeting has resolved: Approved

The necessary majority for approval: Regular majority

Classification of the resolution under sections of the Companies Law (excluding sections 275 and 320(f) of the Companies Law): Appointment or dismissal of a director under Sections 59 and 230 of the Companies Law

Transaction between the Company and its controlling shareholder under Sections 275 and 320(f) of the Companies Law: No

Transaction type / Vote issue: ________________

Serial no.	The issue
5	Re-appointment of the accounting firm of BDO Ziv Haft C.P.A.s as the auditors of the Company until the end of the next Annual General Meeting

Summary of the issue: Re-appointment of the accounting firm of BDO Ziv Haft C.P.A.s as the auditors of the Company until the end of the next Annual General Meeting.

Summary of the proposed resolution: To approve the reappointment of the accounting firm BDO Ziv Haft as the Company’s auditors up until the expiration of the Company’s next annual general meeting and to authorize the Company’s Board of Directors to determine the auditor’s fees for the audit acts and for additional services, in accordance with the nature and scope of the services that have been and will be provided to the Company.

The meeting has resolved: Approved

The necessary majority for approval: Regular majority

Classification of the resolution under sections of the Companies Law (excluding sections 275 and 320(f) of the Companies Law):

Transaction between the Company and its controlling shareholder under Sections 275 and 320(f) of the Companies Law: No

Transaction type / Vote issue: ________________

Serial no.	The issue
6	Approval of the extension of the Directors’ and Officers’ Liability Insurance Policy for all of the directors and officers, with the exception of the Company’s CEO, Mr. Anatoly Hurgin

Summary of the issue: Approval of the extension of the Directors’ and Officers’ Liability Insurance Policy for all of the directors and officers, with the exception of the Company’s CEO, Mr. Anatoly Hurgin.

Summary of the proposed resolution: To approve the extension of the Insurance Policy, up until August 20, 2022, for all of the directors and officers of the Company, as will be at the Company and at its subsidiaries from time to time, except with respect to the Company’s CEO, Mr. Anatoly Hurgin.

The meeting has resolved: Approved

The necessary majority for approval: Regular majority

Classification of the resolution under sections of the Companies Law (excluding sections 275 and 320(f) of the Companies Law): Transaction with a director as to the terms of his employment under section 273 (a) of the Companies Act

Transaction between the Company and its controlling shareholder under Sections 275 and 320(f) of the Companies Law: No

Transaction type / Vote issue: ________________

Details of votes on resolutions for which the necessary majority for approval is not an ordinary majority:

1.

a)	Summary of the issue: Discussion of our financial statements for the year ended December 31, 2020

b)	The meeting has resolved: For discussion only

c)	The subject of the proposed resolution: ________________

	Amount	The number of shares / securities that voted in favor of the resolution	The number of shares / securities that voted against the resolution
Total voting rights
The number of shares / securities participating in the vote
The number of shares / securities included in the count of votes for the vote		Amount: Their share of the Amount:	Amount: Their share of the Amount:
The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest (1)		Amount: Their share (2):	Amount: Their share (2):

General: the share of the amount relates to the Amount column in the same line.

(1) The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest / as shares that are not controlling shareholders or have a personal interest in approving the appointment of an external director, excluding a personal interest that is not the result of any association with the controlling shareholder.

(2) The percentage of the vote in favor of / against the transaction’s approval out of the total number of voters who do not have a personal interest in the transaction / are not controlling shareholders or have a personal interest in approving the appointment, excluding a personal interest that is not the result of any association with the controlling shareholder.

Percentage of votes in favor of approving the transaction out of the total number of voters who are not controlling shareholders / do not have a personal interest in the resolution’s approval:

Percentage of opposing votes out of the total voting rights of the company:

Note: an explanation must be provided if the number of shares participating in the vote is larger than the number of shares included in the count of votes.

The company has classified a shareholder who voted against the transaction as having a personal interest:

The company has classified a shareholder differently than such shareholder classified itself:

2.

a)	Summary of the issue: Re-appointment of Mr. Anatoly Hurgin as a director of the company (Chairman of the board of directors) until the end of the next Annual General Meeting.

b)	The meeting has resolved: Approved

c)	The subject of the proposed resolution: ________________

	Amount	The number of shares / securities that voted in favor of the resolution	The number of shares / securities that voted against the resolution
Total voting rights
The number of shares / securities participating in the vote
The number of shares / securities included in the count of votes for the vote		Amount: Their share of the Amount:	Amount: Their share of the Amount:
The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest (1)		Amount: Their share (2):	Amount: Their share (2):

General: the share of the amount relates to the Amount column in the same line.

(1) The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest / as shares that are not controlling shareholders or have a personal interest in approving the appointment of an external director, excluding a personal interest that is not the result of any association with the controlling shareholder.

(2) The percentage of the vote in favor of / against the transaction’s approval out of the total number of voters who do not have a personal interest in the transaction / are not controlling shareholders or have a personal interest in approving the appointment, excluding a personal interest that is not the result of any association with the controlling shareholder.

Percentage of votes in favor of approving the transaction out of the total number of voters who are not controlling shareholders / do not have a personal interest in the resolution’s approval:

Percentage of opposing votes out of the total voting rights of the company:

Note: an explanation must be provided if the number of shares participating in the vote is larger than the number of shares included in the count of votes.

The company has classified a shareholder who voted against the transaction as having a personal interest:

The company has classified a shareholder differently than such shareholder classified itself:

3.

a)	Summary of the issue: Re-appointment of Mr. Alexander Aurovsky as a director of the company until the end of the next Annual General Meeting.

b)	The meeting has resolved: Approved

c)	The subject of the proposed resolution: ________________

	Amount	The number of shares / securities that voted in favor of the resolution	The number of shares / securities that voted against the resolution
Total voting rights
The number of shares / securities participating in the vote
The number of shares / securities included in the count of votes for the vote		Amount: Their share of the Amount:	Amount: Their share of the Amount:
The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest (1)		Amount: Their share (2):	Amount: Their share (2):

General: the share of the amount relates to the Amount column in the same line.

(1) The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest / as shares that are not controlling shareholders or have a personal interest in approving the appointment of an external director, excluding a personal interest that is not the result of any association with the controlling shareholder.

(2) The percentage of the vote in favor of / against the transaction’s approval out of the total number of voters who do not have a personal interest in the transaction / are not controlling shareholders or have a personal interest in approving the appointment, excluding a personal interest that is not the result of any association with the controlling shareholder.

Percentage of votes in favor of approving the transaction out of the total number of voters who are not controlling shareholders / do not have a personal interest in the resolution’s approval:

Percentage of opposing votes out of the total voting rights of the company:

Note: an explanation must be provided if the number of shares participating in the vote is larger than the number of shares included in the count of votes.

The company has classified a shareholder who voted against the transaction as having a personal interest:

The company has classified a shareholder differently than such shareholder classified itself:

4.

a)	Summary of the issue: Re-appointment of Mr. Joseph Tenne as a director of the company until the end of the next Annual General Meeting.

b)	The meeting has resolved: Approved

c)	The subject of the proposed resolution: ________________

	Amount	The number of shares / securities that voted in favor of the resolution	The number of shares / securities that voted against the resolution
Total voting rights
The number of shares / securities participating in the vote
The number of shares / securities included in the count of votes for the vote		Amount: Their share of the Amount:	Amount: Their share of the Amount:
The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest (1)		Amount: Their share (2):	Amount: Their share (2):

General: the share of the amount relates to the Amount column in the same line.

(1) The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest / as shares that are not controlling shareholders or have a personal interest in approving the appointment of an external director, excluding a personal interest that is not the result of any association with the controlling shareholder.

(2) The percentage of the vote in favor of / against the transaction’s approval out of the total number of voters who do not have a personal interest in the transaction / are not controlling shareholders or have a personal interest in approving the appointment, excluding a personal interest that is not the result of any association with the controlling shareholder.

Percentage of votes in favor of approving the transaction out of the total number of voters who are not controlling shareholders / do not have a personal interest in the resolution’s approval:

Percentage of opposing votes out of the total voting rights of the company:

Note: an explanation must be provided if the number of shares participating in the vote is larger than the number of shares included in the count of votes.

The company has classified a shareholder who voted against the transaction as having a personal interest:

The company has classified a shareholder differently than such shareholder classified itself:

5.

a)	Summary of the issue: Approval of the reappointment of the accounting firm BDO Ziv Haft as the Company’s auditors up until the expiration of the Company’s next annual general meeting.

b)	The meeting has resolved: Approved

c)	The subject of the proposed resolution: ________________

	Amount	The number of shares / securities that voted in favor of the resolution	The number of shares / securities that voted against the resolution
Total voting rights
The number of shares / securities participating in the vote
The number of shares / securities included in the count of votes for the vote		Amount: Their share of the Amount:	Amount: Their share of the Amount:
The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest (1)		Amount: Their share (2):	Amount: Their share (2):

General: the share of the amount relates to the Amount column in the same line.

(1) The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest / as shares that are not controlling shareholders or have a personal interest in approving the appointment of an external director, excluding a personal interest that is not the result of any association with the controlling shareholder.

(2) The percentage of the vote in favor of / against the transaction’s approval out of the total number of voters who do not have a personal interest in the transaction / are not controlling shareholders or have a personal interest in approving the appointment, excluding a personal interest that is not the result of any association with the controlling shareholder.

Percentage of votes in favor of approving the transaction out of the total number of voters who are not controlling shareholders / do not have a personal interest in the resolution’s approval:

Percentage of opposing votes out of the total voting rights of the company:

Note: an explanation must be provided if the number of shares participating in the vote is larger than the number of shares included in the count of votes.

The company has classified a shareholder who voted against the transaction as having a personal interest:

The company has classified a shareholder differently than such shareholder classified itself:

6.

a)	Summary of the issue: Approval of the extension of the Directors’ and Officers’ Liability Insurance Policy for all of the directors and officers, with the exception of the Company’s CEO, Mr. Anatoly Hurgin.

b)	The meeting has resolved: Approved

c)	The subject of the proposed resolution: ________________

	Amount	The number of shares / securities that voted in favor of the resolution	The number of shares / securities that voted against the resolution
Total voting rights
The number of shares / securities participating in the vote
The number of shares / securities included in the count of votes for the vote		Amount: Their share of the Amount:	Amount: Their share of the Amount:
The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest (1)		Amount: Their share (2):	Amount: Their share (2):

General: the share of the amount relates to the Amount column in the same line.

(1) The number of shares / securities participating in the vote, which were not classified as shares whose holders have a personal interest / as shares that are not controlling shareholders or have a personal interest in approving the appointment of an external director, excluding a personal interest that is not the result of any association with the controlling shareholder.

(2) The percentage of the vote in favor of / against the transaction’s approval out of the total number of voters who do not have a personal interest in the transaction / are not controlling shareholders or have a personal interest in approving the appointment, excluding a personal interest that is not the result of any association with the controlling shareholder.

Percentage of votes in favor of approving the transaction out of the total number of voters who are not controlling shareholders / do not have a personal interest in the resolution’s approval:

Percentage of opposing votes out of the total voting rights of the company:

Note: an explanation must be provided if the number of shares participating in the vote is larger than the number of shares included in the count of votes.

The company has classified a shareholder who voted against the transaction as having a personal interest:

The company has classified a shareholder differently than such shareholder classified itself:

3. Details of meeting voters who are institutional, interested parties or senior officers:

Please note, by double-clicking you can unselect the option to attach a file or to complete the table.

o	TXT file ______

Note: following the Notice for Corporations, the Processing of Voting Results Tool, which can help generate the information required for reporting, may be used.

The Processing of Voting Results Tool is available or download here.

4. This report is submitted further to the following report(s):

Report	Date of issue	Reference no.
Original	April 25, 2022	2022-01-050953

Details of the authorized signatories to sign on behalf of the corporation:

Name:	Evyatar Cohen	Position: CFO

Note: under Regulation 5 of the Securities Regulations (Immediate and Periodic Reports) 5730-1970, a report submitted under these Regulations shall be signed by the authorized signatories to sign on behalf of the corporation. A Staff Position on this issue can be found on the Authority’s website here.

The reference numbers of previous documents on the issue (such reference does not constitute incorporation by reference):

Securities of the corporation are listed for trading on the Tel Aviv Stock Exchange			Form structure revision date: April 27, 2022

Abbreviated name: Ability

Address:	Hahortim 8 Holon 5881147	Tel: 03-6879777	Fax: 03-5376483	Website www.interceptors.com

E-mail: ability@ability.co.il